November 30, 2006

Mail Stop 4561

Steven A. Odum
Executive Chairman of the Board
Verso Technologies, Inc.
400 Galleria Parkway, Suite 200
Atlanta, GA 30339

   RE: **Verso Technologies, Inc.**
     Registration Statement on Form S-3
     Filed November 3, 2006
     File number 333-138429

Dear Mr. Odum:

  We have limited our review of your filing to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note that you have other recently declared effective registration statements: File Nos. 333-126223, 333-127817, 333-133373, and 333-137138. Please consider consolidating these offerings into one prospectus pursuant to Rule 429 of the Securities Act in order to encompass and discuss your concurrent offerings in your disclosure or advise us otherwise. We also note in particular that File Nos. 333-126223 and 333-133373 and your current registration statement includes the registration for resale of shares held by former WSECI shareholders.

<u>Cover Page</u>

2. If you otherwise do not consolidate into one prospectus, please include disclosure on this page regarding each of the other concurrent offerings.

<u>Where You Can Find More Information, page 15</u>

3. Please update your incorporation by reference to include any necesssary reports filed pursuant to Section 13 of the Exchange Act subsequent to the filing of this registration statement.

<u>Item 17. Undertakings</u>

4. We note your undertaking provided pursuant to your reliance on Rule 430B under the Securities Act. Please advise us of the basis for your reliance on Rule 430B.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, please feel free to contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Lori A. Gelchion
       Rogers & Hardin LLP
       2700 International Tower
       229 Peachtree Street, NE
       Atlanta, GA 30303
       Facsimile no: (404) 525-2224